Exhibit 99.1

Centerpulse Ltd
Andreasstrasse 15
CH-8050 Zürich

Tel +41 (0) 1 306 96 96
	Media Information	Fax +41 (0) 1 306 96 97
Datum	February 6, 2003	www.centerpulse.com

Centerpulse’s 2002 sales from continuing operations rise 7%

Zurich, February 6, 2003 — Centerpulse reported total sales for continuing operations in 2002 of CHF 1240.7 million, an increase of 7.0% over 2001. When adjusted for negative foreign currency effects, growth in local currencies was 14%.

Reported group sales for 2002 increased to CHF 1470.2 million, an upswing of 4% in nominal terms. Adjusted for currency effects the group’s sales growth was 10%. Sales from the divested vascular division are included through November 4, 2002 (ITI) and November 21, 2002 (Vascutek), negatively impacting the comparison.

Centerpulse Reported Group Sales

in MCHF	Europe	North America	Rest of the World	Total
2001	636.8	632.0	148.8	1417.6
2002	669.9	638.0	162.3	1470.2
Growth rate in%
Nominal	5%	1%	9%	4%
In local currency	9%	10%	18%	10%

Centerpulse Continuing Operations

in MCHF	Europe	North America		Rest of the World	Total
2001	549.6	505.9	*	102.6	1158.1
2002	590.6	530.3	*	119.8	1240.7
Growth rate in%
Nominal	7%	5%		17%	7%
In local currency	11%	14%		28%	14%

* Including CHF 7.8 million sales from contract with ATS Medical, Inc. previously reported under Cardiac Division

Orthopedics Division

The Orthopedics Division achieved double-digit underlying growth in all reported regions in 2002:  Europe +11% (nominal +7%), North America +17% (+8%) and rest of the world +22% (+13%).  Momentum in US reconstructive sales continued in the 4thquarter and resulted in growth of 21% in local currencies, clearly outpacing market growth in the respective period and finishing 2002 with annual growth of 17%. The UniSpacer ™ minimally invasive knee implant, which was launched in early 2002, Durasul ® highly crosslinked polyethylene components, Converge™ hip shells and the Alloclassic™ hip stem were the primary drivers of growth in this market. The trend towards minimally invasive surgery was also addressed with the creation of the BioSkills Laboratory at the Austin facility and the Centerpulse Accelerated Recovery Experience (C.A.R.E.™ ) program. In Europe underlying sales growth for 2002 was 11%, confirming Centerpulse’s leading market position. The company’s primary markets of Germany, France and Switzerland contributed remarkable sales growth above or near double-digit rates in local currencies. Furthermore, sales in Spain (+17%) and the Netherlands (+26%) have grown substantially year-on-year in local currencies.

The primary sales drivers in the European markets were clearly the knee segment with the Natural-Knee™ II and the Innex™ , a European designed knee system. In the hip area the CLS™ stem has shown significant growth as a result of the company’s ‘Originals’ marketing campaign, which included events under the brand of ‘dedicated to continuous education’™ . Initial UniSpacer™ surgeries were performed in Europe in Q4. In computer-aided surgery more than 70 applications were installed, more than 50 of which were for CT-less knee applications. In Japan Centerpulse’s increased focus has resulted in growth of 21% for the year.

Spine-Tech Division

Spine-Tech reported underlying sales growth of 10% (nominal 2%) for the year. In the US, 4 th quarter sales have regained momentum with underlying growth of 11%, which is clearly stronger then the previous quarter in the year (-2.5%) and the full year growth rate of 8%. The growth in the US is primarily attributable to the sale of recently introduced products - in the cervical area, namelythe Trinica™ and the BAK/C™ cage. Furthermore, sales of the BP™ /Lordotic - cage for lumbar spine applications have contributed significant growth. Late in 2002 Centerpulse started with a restricted release of the ST 360™ — Thoracolumbar pedicle screw system and the Trinica™ Select anterior cervical plate system. Both systems are scheduled for full market launch in the 1st quarter of 2003. In Europe, with underlying sales growth of 18%, Dynesys ® , the dynamic stabilisation system, continues to be the main product and the primary growth driver.

Dental Division

Dental has grown 18% in local currencies year over year and was able to consolidate its number three position in the U.S.. The Tapered Screw Vent™ and the Tapered Swiss Plus™ were the primary sales drivers in 2002.  In Europe, Germany (+27%) and France (+94%) have shown significant sales growth in local currency while in the Middle East, sales in Israel also advanced strongly (+77%).

Divisional breakdown:

Orthopedics Division

in MCHF	Europe	North America	Rest of the World	Total
2001	506.4	266.4	81.6	854.4
2002	542.3	288.8	91.9	923.0
Growth rate in%
Nominal	7%	8%	13%	8%
In local currency	11%	17%	22%	14%

Spine-Tech Division

in MCHF	Europe	North America	Rest of the World	Total
2001	17.0	153.4	5.3	175.7
2002	19.6	153.2	6.1	178.9
Growth rate in%
Nominal	15%	0%	14%	2%
In local currency	18%	8%	35%	10%

Dental Division

in MCHF	Europe	North America	Rest of the World	Total
2001	26.2	78.3	15.7	120.2
2002	28.6	80.5	21.8	131.0
Growth rate in%
Nominal	9%	3%	39%	9%
In local currency	14%	12%	54%	18%

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal, and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  This report may contain forward-looking statements including, but not limited to, projections of future performance of materials and products, financial conditions, results of operations and cash flows, containing risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors which could cause the actual results or performance to differ materially from the statement made herein.

The BP™/Lordotic, BP™ and BAK/C™ implants and the methods and instrumentation for implanting the same are licensed under and protected by one or more of the following: U.S. Patents 5,015,247, 5,484,437 and 5,741,253 and related international patents issued to GARY KARLIN MICHELSON, M.D.; Centerpulse Spine-Tech Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others; U.S. Patents No. 5,865,847, 5,897,593, 6,120,506 and 6,165,218; and pending U.S. and international patent applications.

The Trinica™ and Trinica™ Select Anterior Cervical Plate System technology was invented by Gary Karlin Michelson, M.D. and is covered by one or more of the following: U.S. Patent Nos. 6,193,721, 6,398,783, 6,416,528, 6,454,771 and D449,692; and pending U.S. and international patent applications.

Media Inquiries:
Centerpulse Corporate Communications
Beatrice Tschanz		Erwin Schaerer
Phone	+41 (0)1 306 96 46	Phone	+41 (0)1 306 96 53
Fax	+41 (0)1 306 96 51	Mobile	+41 (0)79 407 12 25
Mobile	+41 (0) 79 407 08 78	E-mail: press-relations@centerpulse.com
E-mail: press-relations@centerpulse.com

Investor Relations:
Süha Demokan		Marc Ostermann
Telefon	+41 (0)1 306 98 25	Tel.	+41 (0)1 306 98 24
Fax:	+41 (0)1 306 98 31	E-Mail: investor-relations@centerpulse.com
Mobile:	+41 (0)79 430 81 46
E-Mail: investor-relations@centerpulse.com

(Swiss Stock Market symbol: CEPN; New York Stock Exchange symbol: CEP)

Sales figures for the 4 th quarter 2002 can be found on the Internet, as can further media releases and important dates from Centerpulse. Please visit www.centerpulse.com